December 31, 2008

Via U.S Mail and Facsimile

Ms. Anne Nguyen Parker

Mr. Douglas Brown

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Markwest Energy Partners, L.P.
File No. 1-31239

Form 10-K for the fiscal year ended December 31, 2007
Filed February 29, 2008

Definitive Proxy Statement on Schedule 14A
Filed April 29, 2008

Form 10-Q for the quarterly period ended September 30, 2008
Filed November 10, 2008

Dear Ms. Parker and Mr. Brown:

This letter is in response to your correspondence dated December 23, 2008 concerning Markwest Energy Partners, L.P.’s 10-K for the fiscal year ended December 31, 2007, Definitive Proxy Statement on Schedule 14A filed on April 29, 2008, and Form 10-Q for the quarterly period ended September 30, 2008.  In your letter, you requested that we respond to the comments within 10 business days or advise the staff when we will respond. As directed, we respectfully advise the staff that we will not be in a position to respond within the 10 business day period that ends January 8, 2009. However, we will provide a full response to your comments no later than January 16, 2009. If you have any further questions, please do not hesitate to contact me at (303) 925-9210.

Sincerely,

/s/ Nancy K. Buese
Nancy K. Buese
Senior Vice President and Chief Financial Officer